Exhibit 4.12

Certain confidential information contained in this document, marked by brackets and asterisk, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

Addendum to the Agreement dated October 28, 2024

Executed and signed on 22 January 2026

B E T W E E N

Clalit Health Services (Head Office)
101 Arlozorov St., Tel Aviv
(hereinafter: “Clalit”)

of the one part;

A N D

Pulsenmore Ltd.
Company No. 515139129
8 Omarim St., Baran Building, Omer 8496500
(hereinafter: “the Company”)

of the other part;

(Clalit and the Company shall hereinafter be referred to collectively as “the Parties”)

WHEREAS:

1.	The Company supplies and sells to Clalit, and Clalit purchases and acquires from the Company, portable miniaturized ultrasound devices for pregnant women, all in accordance with a services and products supply agreement dated October 28, 2024 (hereinafter: “the Agreement”);

2.	The Company has developed an additional ultrasound device for women undergoing in vitro fertilization (IVF) procedures, known as “Pulsenmore FC” (hereinafter: “the Follicle Product”), intended for self-examination of follicle size, as detailed in Section 4 of the Agreement;

3.	Pursuant to Section 4 of the Agreement, the validity of the Parties’ arrangements regarding the Follicle Product, as agreed in the addendum to the first agreement between the Parties dated December 14, 2021 (hereinafter: “the Follicle Product Agreement”), was extended for a period of five (5) years from the date of fulfillment of the conditions precedent, as defined in the agreement dated December 14, 2021 (hereinafter: “the Conditions Precedent”);

4.	The Parties agree, as detailed below in this Addendum, that the Conditions Precedent have been fulfilled;

5.	Clalit approached the Company, and the Company agreed to Clalit’s request, to update the commercial arrangements between them regarding the distribution of the Follicle Product through “Beilinson NEXT” of Clalit and to align the service model with the recommendations of the clinical trial conducted at Beilinson, all as detailed in this Addendum below;

NOW, THEREFORE, IT IS AGREED AND STIPULATED BETWEEN THE PARTIES AS FOLLOWS:

1. Fulfillment of the Conditions Precedent

The Parties hereby agree that the Conditions Precedent, as defined above, have been fulfilled. That is, AMAR approval was received from the Israeli Ministry of Health for the Follicle Product, and the clinical trial conducted by Clalit with respect to the Follicle Product, under the supervision of Prof. Yoel Shufaro through Rabin Medical Center, has been completed. The Parties have agreed that the results obtained are satisfactory and meet the criteria set forth in the clinical trial protocol. Accordingly, the Conditions Precedent, as defined in Section 1 of the Follicle Product Agreement, have been fully satisfied.

2. Update of Commercial Arrangements

2.1 The Parties hereby agree that, except as expressly provided below, the terms of the Agreement and the terms of the Follicle Product Agreement that were not expressly amended by this Addendum shall remain in full force and effect.

2.2 As of the effective date of this Addendum, the Follicle Product shall be sold and marketed by the Company also directly to patients, and healthcare and marketing services shall also be provided through “Beilinson NEXT.”

2.3 The sale of the device shall be carried out directly to patients by the Company and/or by any party acting on its behalf (hereinafter: “Direct Sale”).

2.4 Notwithstanding the provisions of Section 4 of the Follicle Product Agreement, during the pilot period only (as defined in Section 2.9 below), the unit price of one product shall be [***] plus VAT as required by law (hereinafter: “Unit Price”). Upon completion of the pilot period, the Unit Price shall be as set forth in the Follicle Product Agreement. For the avoidance of doubt, the Unit Price shall also apply in the event of return of the device by Clalit and credit issuance as provided in the Follicle Product Agreement. Any change in the Unit Price shall be made subject to coordination and mutual agreement between the Parties. It is agreed that six (6) months following the end of the pilot period, and every six (6) months thereafter, the Parties shall discuss the product price and the need for any adjustment thereto.

2.5 It is clarified that the Company’s obligations toward Clalit under the Agreement and the Follicle Product Agreement shall also apply, mutatis mutandis, to patients who received the device through Direct Sale.

2.6 Without derogating from the generality of the foregoing, Clalit shall be entitled to offer patients the Follicle Product purchased by Clalit from the Company, as detailed in the Follicle Product Agreement.

2.7 In any event, the number of Follicle Product units sold directly by the Company, as aforesaid, shall be deducted from the annual minimum quantities for each year of the Agreement term (i.e., from the commencement date of service provision, as detailed in Section 2.8 below).

2.8 Notwithstanding the provisions of Section 5 of the Follicle Product Agreement, the Parties agree that the minimum annual framework order quantity of the Follicle Product following execution of this Addendum shall be 2,000 units instead of 3,000 units (prior to returns), as detailed in the Follicle Product Agreement. It is agreed that Clalit shall be entitled to return up to 1,000 units of the product purchased by it during the year.

2.9 It is agreed that Clalit’s purchase of the aforementioned units shall commence only after the completion of eighteen (18) months from the date of commencement of service provision for the Follicle Product through “Beilinson NEXT,” at the end of one month from the execution of this Addendum (the “Pilot Period” for the purpose of establishing the new service model). In any event, the purchase of units shall be made in stages and subject to coordination and mutual agreement between the Company and Clalit.

3. Applicability of the Addendum and Term of the Follicle Product Agreement

It is agreed that this Addendum shall enter into force upon the date of execution by Clalit’s authorized signatories, and that the term of the Follicle Product Agreement (as defined above) shall be extended for a period of five (5) years from the end of the Pilot Period, as detailed in Section 2.9 above.

IN WITNESS WHEREOF, the Parties have executed this Addendum:

Pulsenmore Ltd.

By: /s/ Dr. Elazar Sonnenchein, Director & CEO

/s/ Lior Lurie, Business Development Manager

Date: July 28, 2025

Clalit Health Services.

By: /s/ Dr. Eitan Wierthiem, CEO

/s/ Eran Hacohen, CFO

Date: 22 January 2026